Changes to CanniMed Therapeutics Board Following Share Take-Up by Aurora Cannabis

TSX: ACB TSX: CMED

EDMONTON and SASKATOON, March 15, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and CanniMed Therapeutics Inc. ("CanniMed") (TSX: CMED) announced today that following the successful take up and payment of approximately 86.8% of the issued and outstanding of CanniMed Shares, three Aurora Cannabis appointees will join the CanniMed Board of Directors, effective immediately.

The CanniMed Board of Directors will now be comprised of:

Mr. John Knowles (Legacy CanniMed Board Member, CFO CanniMed): Mr. Knowles has over 30 years of experience with Canadian and international resource companies and has served as a director, CEO or CFO of more than ten companies listed on the major Canadian and U.S. stock exchanges. He is a Chartered Professional Accountant and holds a Bachelor of Commerce from Queen's University.

Mr. André Jérôme (Senior Vice President, Business Integration, Aurora): In the newly created role of Business Integration, Mr. Jérôme is responsible for the integration of acquisitions, as well as for the identification of potential synergies across existing subsidiaries and joint venture partners. Mr. Jérôme, a member of the Bar of Québec for the last 23 years, joined Aurora from H2 Biopharma Inc ("H2"), where he was CEO and co-founder.

Mr. Michael Scott Dowty (Chief Revenue Officer, Apriva): Mr. Dowty has over 25 years of experience evaluating companies and markets to identify key business drivers, spur rapid revenue and profit growth, and maximize the value proposition in competitive global markets. Mr. Dowty has held senior executive and corporate officer positions with organizations such as CIBC Card Products, First Data International, Global Cash Access and CardConnect.

Mr. Michel Lamontagne (Advisor and Corporate Director): Member of the Quebec bar since 1973, Mr. Lamontagne is an experienced corporate director who serves on the board of directors of a number of companies and organizations in the life sciences, technology and financial sectors. His expertise covers corporate governance, government relations, public affairs, philanthropy and planned giving.

In addition to the above-mentioned Board appointments, the following CanniMed Board Members have resigned their position as director. CanniMed would like to thank this group for their years of service to the Company's Board:

  Donald Ching
  Brent Zettl
  Marianne Grier
  Richard Hoyt
  Dwayne Lashyn
  Bruce Mackler
  Brandon Price

Mr. Brent Zettl is pleased to be staying on as CEO to ensure a successful transition for CanniMed and its employees.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

About CanniMed Therapeutics

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products.

CanniMed, through its subsidiaries, was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years and has been producing safe and consistent medical marijuana for thousands of Canadian patients, with no incident of product diversion or recalls.

For more information, please visit our websites: www.cannimed.ca (patients) and www.cannimedtherapeutics.com (investors).

Forward looking statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

CanniMed Therapeutics Inc
Brent Zettl
CEO

SOURCE Aurora Cannabis Inc.

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; Or Laurel Hill Advisory Group, North America Toll Free: 1-877-452-7184, Collect Calls Outside North America: 1-416-304-0211, Email: assistance@laurelhill.com; For CanniMed: Media Contact, Dara Willis, CanniMed Therapeutics Inc., dhw@cannimed.com, 416-836-9272; Investor Relations, CanniMed Therapeutics Inc., invest@cannimed.com

CO: Aurora Cannabis Inc.

CNW 18:49e 15-MAR-18